E Med Future, Inc.

794 Morrison Road

Columbus, Oh 43230

August 3, 2006

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Jay Webb, Reviewing Accountant

RE:	E Med Future, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Filed May 16, 2006

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

File No. 033-55254-36

Dear Mr. Webb:

In response to the Staff’s comment letter, dated July 18, 2006 (the “Comment Letter”), to the Forms 10-KSB and 10-QSB (File No.: 303-55254-36) filed by us, with the Securities and Exchange Commission, below please find our responses to Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Donald Sullivan

Donald Sullivan

Chief Executive Officer

E Med Future, Inc.

cc:	Christopher Hubbert—Kohrman Jackson & Krantz P.L.L

William Meyler—Meyler & Company, LLC

Form 10-KSB for the Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-1

1.	The scope and opinion paragraphs of the auditors’ report have been modified to cover the period March 14, 2000 (Inception) to December 31, 2005. An amended 10-KSB has been filed with the modified auditors’ report.

Note B – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

2.	The Company sells its products directly to its distributors. These distributors are the customers of the Company referred to in our Revenue Recognition disclosure on page F-8. When our distributors place orders with us, we require payment prior to delivery of our product. Our agreements with our distributors do not allow for returns or exchanges and sales are final. The Company will recognize revenue on sales upon shipment of our product. Upon shipment, the Company has met the criteria in SAB 101 in that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

As noted on page F-8, the Company ships products to certain retailers on a consignment basis. The Company does not recognize revenue on these transactions until the retailer sells these products to a customer. This is consistent with Question 2 of SAB 101.

Note E – Inventory, page F-11

3.	The impairment charge has reduced the cost basis of the Company’s inventory. This charge will not be reversed to income even if future circumstances indicate that the amounts are recoverable.

In future filings, the Company will show the impairment charge as a component of cost of sales.

Form 10-QSB for the Period Ended March 31, 2006

Consolidated Statement of Operations, page F-2

4.	The loss per share figure for the period ended March 31, 2006 should be $(0.001). The Company will update future filings to correct this error.